July 26, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:	Liberty Interactive Corporation
Preliminary Proxy Statement on Schedule 14A (File No. 001-33982)
Response dated July 11, 2016

Liberty Expedia Holdings, Inc.
Amendment No. 1 to Form S-1 on Form S-4 (File No. 333-210377)
Response dated July 11, 2016

Dear Ms. Ransom:

Set forth below are responses to the comment contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive Corporation (“Liberty Interactive”), and Richard N. Baer, Chief Legal Officer of Liberty Expedia Holdings, Inc. (“Splitco”), dated July 21, 2016 (the “SEC Letter”), regarding the referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement/Prospectus”) filed by Liberty Interactive and the Amendment No. 1 to Form S-1 on Form S-4 (the “Registration Statement”) filed by Splitco, of which the Proxy Statement/Prospectus forms a part.  For your convenience, our response below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

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General

1.                                      Comment:  In your response to comment 4, you state that “Splitco has unfettered discretion to vote its Expedia Common Shares which represent 52.4% of the voting power on the election of 75% (currently nine) of the thirteen directors of Expedia (which effectively allows Splitco to control the election of such directors)” (emphasis added). The Malone Proxy, however, grants Diller an irrevocable proxy until the Proxy Arrangement Termination Date to vote all shares of Splitco Series A common stock and Series B common stock beneficially owned by the Malone Group upon the completion of the Split-Off. Specifically, the following statements from the most recent S-4 indicate that the Malone Proxy and Splitco’s restated charter will provide Diller with the ability to control Splitco’s election of, what appears to be, a majority of the directors of Expedia:

•                  Pursuant to an irrevocable proxy (the Diller Proxy) granted to Diller by Liberty Interactive pursuant to the Stockholders Agreement, Diller generally controls the vote of the Expedia Common Shares beneficially owned by Liberty Interactive. In connection with the completion of the Split-Off, Diller will cease to directly control a majority voting interest in Expedia by irrevocably assigning the Diller Proxy to Splitco for a period of time up to 18 months following completion of the Split-Off, subject to certain termination events as further described in this proxy statement/prospectus. By virtue of (i) certain governance rights with respect to Splitco as set forth in the form of Splitco’s restated charter and amendments to the Stockholders Agreement and Transaction Agreement and (ii) the grant by the Malone Group of an irrevocable proxy to vote, subject to certain exceptions, shares of Splitco’s common stock beneficially owned by the Malone Group upon the completion of the Split-Off or thereafter for a period of time ending upon termination of Diller’s assignment of the Diller Proxy, Diller will indirectly control our majority voting interest in Expedia. (Page 5)

•                  Pursuant to the Malone Proxy, the Malone Group will … grant Diller an irrevocable proxy until the Proxy Arrangement Termination Date to vote all shares of Splitco Series A common stock and Series B common stock beneficially owned upon the completion of the Split-Off or thereafter by the Malone Group or which any member otherwise has the power to vote (the Covered Shares). (Page 143)

•                  With respect to the election of directors to Expedia’s board of directors, other than the Splitco directors, Splitco will vote its Expedia Common Shares as directed by the Splitco board of directors pursuant to the terms of Splitco’s restated charter and bylaws (i.e., as determined by the Series B Directors). (Page 142)

•                  With respect to the election of, removal of, or the filling of any vacancy with respect to Series B Directors, Diller will vote all Covered Shares that are shares of Series B common stock in his sole discretion. (Page 143)

In light of the above statements and considering that the combination of the Malone Proxy and Splitco’s restated charter will provide Diller with (i) the ability to control how Splitco’s board votes for, what appears to be, as many as six of the nine seats on Expedia’s board that Splitco is able to elect, and (ii) the ability to control how Splitco’s board votes its EXPE shares for the remaining four directors, bringing the total number of Expedia directors Diller is able to control Splitco’s vote on to ten, please reconcile your statement that Splitco will have “unfettered discretion to vote its Expedia Common Shares …which effectively allows Splitco to control the election of [Expedia’s] directors.” Accordingly, please explain why Expedia should be treated as a majority-owned subsidiary under Section 2(a)(24) of the 1940 Act. (We note that, on June 21, 2016, Expedia expanded the size of its board by one member. This appears to increase the number of Expedia directors Diller is able control Splitco’s vote on to eleven.).

Response:  Section 3(a)(1)(C) of the Investment Company Act (the “1940 Act”) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets.  Section 3(a)(2) defines “investment securities” to include, in relevant part, all securities except those issued by majority-owned subsidiaries of the owner which (i) are not investment companies and (ii) are not relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  Section 2(a)(24) defines “majority-owned subsidiary” of a person as a company 50 percent or more of the outstanding voting securities of which are owned by such person or by a company which is a majority-owned subsidiary of such person.  Section 2(a)(42) defines “voting security” to mean, in pertinent part, any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

Splitco owns Expedia Common Shares representing 52.4% of the voting power of Expedia.  Following the effective time of the Split-Off, Splitco has the right to vote all of such shares pursuant to the assignment of the Diller Proxy from Diller to Splitco and, pursuant to the terms of Splitco’s organizational documents, Splitco is empowered to vote its Expedia Common Shares at the direction of its board of directors.  Accordingly, Splitco may treat Expedia as a majority-owned subsidiary and Splitco is not an investment company.  The processes by which Splitco’s board decides how to vote the Expedia Common Shares it owns and the fact that Diller may have the ability to elect Splitco Series B Directors who will determine how Splitco votes its Expedia Common Shares does not change the fact that Splitco owns a number of Expedia Common Shares which gives Splitco approximately 52.4% of the voting power in Expedia and can vote them for the election of Expedia’s directors however Splitco’s board determines. As a result, Expedia is a “majority-owned subsidiary” of Splitco for purposes of Section 3(a)(1)(C).

This position is supported by Farley, Inc., SEC No-Action Letter (April 15, 1988).  There, Farley, Inc. owned 49% of the shares of Fruit of the Loom, Inc.  Farley, Inc.’s 100% owner, William Farley, owned 13.1% of the shares of Fruit of the Loom, and granted a proxy to Farley, Inc. to vote that 13.1%, effectively giving Farley, Inc. 62.1% voting power.  The SEC staff agreed not to recommend enforcement action if Farley, Inc. treated Fruit of the Loom, Inc. as a majority-owned subsidiary of Farley, Inc., notwithstanding that William Farley owned 100% of Farley, Inc. and thereby controlled Farley, Inc.’s board and all votes by that board on Fruit of the Loom matters.  In the case at hand, Splitco has an even stronger argument than Farley, Inc., in that Splitco directly owns a number of Expedia Common Shares which gives Splitco more than 50 percent of the voting power in Expedia (rather than holding a proxy over a portion of such shares, as in Farley, Inc.).  Further, consistent with this learning, we respectfully submit that it is not relevant to the majority-owned subsidiary analysis that Diller, through his ability to elect, remove or replace the Series B

Directors on Splitco’s board, has influence over determinations at Splitco’s board regarding how Splitco votes its Expedia Common Shares on certain matters.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Interactive Corporation
Gregory B. Maffei

Liberty Expedia Holdings, Inc.
Richard N. Baer